(Check One):	UNITED STATES
¨ Form 10-K	SECURITIES AND EXCHANGE
COMMISSION
¨ Form 20-F	Washington, D.C. 20549

¨ Form 11-K

☒ Form 10-Q	FORM 12b-25	SEC File Number: 0-4465

¨ Form N-SAR		CUSIP Number: 384739 10 9

¨ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: August 31, 2007
¨ Transition Report on Form 10-K
¨ Transition Report on Form 20-F
¨ Transition Report on Form 11-K
¨ Transition Report on Form 10-Q
¨ Transition Report on Form N-SAR
¨ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____

PART I - REGISTRANT INFORMATION
eLEC Communications Corp.

Full name of registrant

Former name if applicable

75 South Broadway, Suite 302

Address of principal executive office (Street and number)
White Plains, New York 10601

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the late closing of our books and records, as a result of our efforts to secure additional financing this month, our independent registered public accounting firm was unable to complete its review of our
Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense.

As a result of the foregoing, our Quarterly Report on Form 10-Q for the quarterly period ended August 31,
2007 will be filed on or before October 22, 2007, which is within the extension period provided under Rule
12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Eric M. Hellige (212) 421-4100

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of

1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ¨ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The nine-month period ended August 31, 2006 included the operations of two wholly owned telephone service subsidiaries that we divested effective June 1, 2007. Accordingly, in the nine-month period ended
August 31, 2007, the operating results of these former subsidiaries are classified as discontinued operations, and a net gain from discontinued operations of approximately $1,020,000 has been recorded for the nine months ended August 31, 2007.

Our revenue from continuing operations for the nine-month period ended August 31, 2007 increased by approximately $571,000, or approximately 539%, to approximately $677,000 as compared to approximately $106,000 reported for the nine-month period ended August 31, 2006.

Selling, general and administrative expenses increased by approximately $164,000, or approximately 17%, to approximately $1,893,000 for the nine-month period ended August 31, 2007 from approximately
$1,729,000 reported in the same prior-year fiscal period.

Interest expense decreased by approximately $114,000 to approximately $725,000 for the nine months ended August 31, 2007 as compared to approximately $839,000 for the nine months ended August 31,
2006.

Warrant income for the nine months ended August 31, 2007 amounted to approximately $495,000, as compared to warrant income of approximately $630,000 for the same period in fiscal 2006

All amounts are preliminary and subject to final review by our independent registered public accounting firm.

eLEC Communications Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 16, 2007 By: /s/ Paul H. Riss
Paul H Riss
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.

1001).